UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
August 22, 2023
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
Waterloo House, 100 Pitts Bay Road, Pembroke, Bermuda, HM08
+1 441 279 2500
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

On August 22, 2023, Fidelis Insurance Holdings Limited (the “Company”) issued consolidated financial statements, management’s discussion and analysis and a press release announcing results for the three and six months ended June 30, 2023, each of which is attached as an exhibit hereto.

EXHIBIT INDEX

Exhibit

99.1	Press Release dated August 22, 2023
99.2	Consolidated Financial Statements and the Management’s Discussion and Analysis thereof for the three and six months ended June 30, 2023

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: August 22, 2023	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer